Exhibit 99.1

Zepp Health Corporation Reports Third Quarter 2025 Unaudited Financial Results

MILPITAS, Calif., November 4th, 2025 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the third quarter of 2025.

Third Quarter 2025 Financial and Operating Highlights:

•	Revenue reached US$75.8 million, representing 78.5% year-over-year growth, meeting the upper end of our guidance range.

•	GAAP and adjusted operating result[1] was loss of US$0.9 million and income of US$0.4 million, compared with loss of US$12.5 million and US$11.3 million in the third quarter of 2024. We achieved adjusted operating income breakeven, which marks a key milestone on our path to sustained profitability.

•	As of September 30, 2025, cash and cash equivalents and restricted cash was US$102.6 million, compared with US$95.3 million of cash balance as of June 30, 2025. We expect cash balance to further grow in the fourth quarter of 2025.

•	For the fourth quarter of 2025, management currently expects net revenues to be between US$82.0 million and US$86.0 million, which would represent a year-over-year increase of approximately 38% to 45%.

•	New product debut: Amazfit T-Rex 3 pro, available in 48mm and 44mm sizes, features a 1.5-inch ultra-bright AMOLED display with up to 3,000-nits of peak brightness, protected by sapphire glass and framed by a titanium bezel. It offers professional outdoor navigation with full-color offline maps and route planning, supports EN13319-certified recreational scuba diving down to 45 meters, and includes a dual-color flashlight, speaker, and microphone for versatile outdoor utility.

•	Further expansion of our Amazfit Athletes team: We are pleased to welcome elite trail runners Ruth Croft and Rosa Lara Feliu, as well as marathoner Ota Aoi, Amazfit’s first Japanese brand ambassador, among others, to our growing athletes’ family.

Mr. Wang "Wayne" Huang, Chairman and CEO of Zepp Health, commented, “We are pleased to report another exceptional performance for the third quarter of 2025, a result that underscores the ongoing effectiveness of our strategic brand and product evolution.

Our diversified product portfolio saw strong demand, driving a 78.5% year-over-year revenue increase. In addition to this progress, we achieved GAAP operating loss significantly narrowed and adjusted operating income breakeven in the quarter. This quarter’s strong results were further fuelled by our well-executed, multi-tier product strategy, which drove consistent gross margin growth quarter-over-quarter.

1 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

The flagship Amazfit T-Rex 3 Pro, lunched in September, was well received by users and the endurance-outdoor community, with enhanced durability, advanced navigation and outdoor safety features setting new premium outdoor benchmarks. Our previously-launched Balance 2 and Helio Strap continued performing well, offering advanced analytics and improved usability for daily training. Entry-level lines maintained steady sales across key global channels, underscoring Amazfit’s strong positioning across consumer segments.

Beyond hardware, we continued strengthening our software ecosystem. Building on Zepp OS 5.0, we enhanced AI-driven training insights, expanded integration with Strava, TrainingPeaks and more, and advanced women’s health offerings by integrating Wild.AI’s core assets—a pioneering wellness platform using hormone-based analytics to optimize performance, recovery and nutrition. These enable Amazfit to deliver more personalized, physiology-aware coaching while remaining compatible with leading third-party wearables.

We also further developed our Amazfit Athletes team and global community presence. During the quarter, we welcomed, among others, elite trail runners Ruth Croft, recent UTMB champion and Rosa Lara Feliu to our brand ambassador team, along with marathoner Ota Aoi, our first Japanese brand ambassador. They bring authentic athlete perspectives to our product development and serve as powerful voices in connecting Amazfit with sports communities worldwide. Our ongoing collaborations with HYROX continued to elevate brand visibility, most recently through Amazfit’s participation at HYROX Beijing, further strengthening engagement with local fitness communities. We’ve also expanded our Amazfit Hyrox Athletes —beyond Hunter Mclntyre, we’ve also added Rich Ryan, Joanna Wietrzyk, Emilie Dahmen, and Linda Meier to the team.

We are excited to enter the fourth quarter of 2025 with strong momentum and clear growth drivers across our diverse product lines. We stay focused on long-term shareholder value and empowering users’ well-being through sports technology.”

Mr. Leon Deng, Zepp's Chief Financial Officer, added, “In addition to the strong revenue growth, our gross margin expanded to 38.2%, a 2.0% improvement compared to the second quarter of 2025. This growth was fueled by a more favorable product mix and the success of our new product launches in the second and third quarters. While partially offset by the discounting during the Amazon Prime Day event, we remain on track with our margin-enhancement efforts that began in late 2023.

Our total GAAP operating expenses amounted to US$29.8 million, while adjusted operating expenses2 stood at US$28.6 million, which represents 37.7% sales, compared to 67.3% in the third quarter of 2024 and 44.4% in the second quarter of 2025. We continued to manage costs effectively while making key investments in R&D and sales and marketing to support innovation and enhance brand visibility.

As a result of higher sales, improved gross margins, and disciplined cost control, GAAP operating loss narrowed significantly and was US$0.9 million in the third quarter of 2025, compared with US$12.5 million in the same period of 2024. We reached adjusted operating income breakeven during the quarter, compared to adjusted operating loss of US$11.3 million in the same period of last year and adjusted operating loss of US$4.9 million in the second quarter of 2025—a significant step toward achieving sustained profitability.

In addition, we ended the quarter with US$102.6 million in cash and with a stable capital structure. Cash balance (including restricted cash) increased by US$7.2 million, compared with US$95.3 million at the end of second quarter of 2025, and we expect such trend to continue into the fourth quarter. Inventory levels increased slightly during the quarter as the company strategically built up stock in key product lines to prepare for upcoming product launches and the fourth quarter consumer electronics peak season. Since the beginning of 2023, we have proactively reduced our short and long-term debt, lowering our total loan balance by US$64.5 million as of the end of third quarter of 2025. As our operating cash flow continues to strengthen, we remain committed to further optimizing the capital structure. Moreover, our share repurchase program will proceed in 2026, underscoring our confidence in Zepp Health’s long-term growth and our commitment to delivering shareholder value.

For the fourth quarter of 2025, we expect revenue in the range of US$82.0 million to US$86.0 million, representing an increase of 38% to 45% year-over-year. This forecast reflects our strong execution, resilient operations, and continued profitability improvement as we enter the next phase of Zepp Health’s growth journey.”

2 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Third Quarter of 2025 Financial Results

Revenues

Revenues for the third quarter of 2025 reached US$75.8 million, an increase by 78.5% and 27.6% from the third quarter of 2024 and second quarter of 2025, respectively. The revenue growth was mainly driven by new product launches, especially the T-Rex 3 pro in the third quarter of 2025, and was further supported by product launches in the second quarter of 2025, such as Amazfit Balance 2 and Amazfit Helio Strap, as well as the popularity of our entry-level products, such as Amazfit Bip 6 and Active 2 ranges. Revenue increase was partially offset by some supply constraints on Amazfit Helio Strap, as well as an end-of-quarter typhoon, which delayed some of the product sales in the third quarter of 2025.

Gross Margin

Gross margin in the third quarter of 2025 was 38.2%, representing a 2.4% decrease compared to 40.6% in the third quarter of 2024. The year-over-year decline was primarily due to lower gross margins related to our entry-level products. However, the T-Rex product line showed strong margin performance, as the launch of the T-Rex 3 Pro in September helped to offset the impact of Prime Day discounts on the T-Rex 3. Sequentially, gross margin improved by 2.0% compared to the second quarter of 2025, driven by a higher contribution from new products and a more favourable product mix. This was partially offset by promotions on entry-level models, as well as the impact of front-loaded shipments ahead of U.S. tariffs on China-manufactured goods. We remain on track with our margin-expansion strategy initiated in the second half of 2023 and expect further progress as new product launches gain scale.

Research and Development Expenses

Research and development expenses in the third quarter of 2025 were US$10.8 million, which remained stable compared with US$10.9 million in the same period of 2024, and decreased by 3.2% compared with US$11.2 million in the second quarter of 2025. We continued to invest in new technologies, including AI, to maintain our competitive edge against our peers. Furthermore, our pipeline is robust with a series of cutting-edge products set to launch. At the same time, we focused on refined research and development approaches, as we consistently evaluated resource efficiency to optimize return on investment and productivity.

Selling and Marketing Expenses

Selling and marketing expenses in the third quarter of 2025 were US$12.0 million, an increase by 0.9% year-over-year, and remained flat compared with US$12.1 million in the second quarter of 2025. The year-over-year increase was primarily due to front loading of certain expenses to build brand recognition and acquire market share. We continued to invest in selling and marketing activities and expand our Amazfit Athletes team to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$7.0 million in the third quarter of 2025, flat year-over-year, and with a modest sequential increase of $2.6 million from the second quarter of 2025, primarily reflecting normal foreign exchange fluctuations. Excluding these effects, general and administrative expenses have remained stable or slightly lower over the past three quarters as we continued to streamline overhead, maintaining disciplined cost control while improving operating efficiency.

Operating Expenses

Total operating expenses for the third quarter of 2025 were US$29.8 million, which remained flat year-over-year and increased by 8.0% quarter-over-quarter. Adjusted operating expenses, which exclude share-based compensation and amortization of intangible assets resulting from acquisitions and business cooperation agreements, were US$28.6 million, remaining flat compared to the same period of 2024. Adjusted expenses as a percentage of sales were 37.7% in the third quarter of 2025, marking a significant improvement from 67.3% in the third quarter of 2024 and 44.4% in the second quarter of 2025. We will maintain our cost-conscious approach and remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

GAAP and adjusted operating result was loss of US$0.9 million and income of US$0.4 million, compared with loss of US$12.5 million and US$11.3 million in the third quarter of 2024. We achieved adjusted operating result breakeven, driven by higher sales, improved product mix, and strict cost control.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the third quarter of 2025 was US$1.6 million, compared to net loss of US$13.3 million in the third quarter of 2024. Adjusted net loss attributable to Zepp Health Corporation3 was US$0.7 million, compared to adjusted net loss of US$11.8 million in the third quarter of 2024.

Liquidity and Capital Resources

As of September 30, 2025, the Company had cash balance(including restricted cash) increased sequentially, and end of balance as of US$102.6 million, compared with US$95.3 million of cash balance as of June 30, 2025. This cash position provides ample runway for the Company to invest and seize potential market opportunities. In the fourth quarter of 2025, we expect our overall cash position to grow from its current level.

The Company recorded inventory of US$87.7 million as of September 30, 2025. Inventory increased as the Company strategically built up stock in key product lines to prepare for the upcoming product launches, and the fourth quarter consumer electronics peak season. The Company improved its management of accounts receivable collections and accounts payable payment terms. The Company will continue to manage working capital closely.

Long-term and short-term debt levels remained stable in the first three quarters of 2025 following the restructuring we completed during the first quarter. The Company refinanced a significant portion of its short-term debt into long-term instruments with a more favourable interest rate and a two-year duration, which significantly reduced near-term liquidity pressure and enhanced overall capital structure. Since the beginning of 2023, the Company has cumulatively retired $64.5 million of debt, and will continue to optimize the capital structure for the Company.

3 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) investment income/(loss) and (vii) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of September 30, 2025, the Company had used US$16.1 million to repurchase approximately 2.2 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Recent Development

The board of the Company recently approved the amendment and restatement of its 2018 Share Incentive Plan to extend the term of the plan and the term of the plan’s evergreen provision by seven years. No other substantive amendment to the plan was made.

Outlook

For the fourth quarter of 2025, the Company’s management currently expects net revenues to be between US$82.0 million and US$86.0 million, which would represent an increase of approximately 38% to 45% from US$59.5 million in the fourth quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 8:30 p.m. Eastern Time on Tuesday, November 4, 2025 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until November 11, 2025 by dialing:

US Toll Free:	+1-855-669-9658
International:	+1-412-317-0088
Replay Passcode:	4560143

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) investment income/(loss), (vii) income tax (benefit)/expense, and (viii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) investment income/(loss), and (vii) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions around the globe. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	91,069	61,722
Restricted cash	19,666	40,834
Accounts receivable, net	62,965	82,767
Amounts due from related parties	2,663	4,426
Inventories, net	56,789	87,676
Short-term investments	997	1,022
Prepaid expenses and other current assets	17,415	33,318
Total current assets	251,564	311,765

Property, plant and equipment, net	6,898	5,834
Intangible asset, net	7,091	13,730
Goodwill	9,581	9,581
Long-term investments	225,910	219,835
Deferred tax assets	17,465	17,695
Amount due from related parties, non-current	2,019	985
Other non-current assets	4,607	4,867
Operating lease right-of-use assets	3,458	2,135
Total assets	528,593	586,427

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	US$	US$
Liabilities
Current liabilities:
Accounts payable	51,077	105,070
Advance from customers	197	278
Amount due to related parties	2,477	1,733
Accrued expenses and other current liabilities	37,576	38,923
Income tax payables	508	443
Notes payable	61,679	100,048
Short-term bank borrowings	41,853	39,434
Total current liabilities	195,367	285,929
Deferred tax liabilities	3,117	3,171
Long-term borrowings	75,241	69,515
Other non-current liabilities	133	171
Non-current operating lease liabilities	2,007	1,301
Total liabilities	275,865	360,087

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2024	2025
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	278,116	281,334
Treasury stock	(14,993)	(16,072)
Accumulated retained earnings/(loss)	28,618	(479)
Accumulated other comprehensive loss	(40,178)	(38,469)
Total Zepp Health Corporation shareholders’ equity	251,589	226,340
Noncontrolling interest	1,139	-
Total equity	252,728	226,340
Total liabilities and equity	528,593	586,427

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2024	2025
	US$	US$
Revenues	42,462	75,789
Cost of revenues	(25,218)	(46,866)
Gross profit	17,244	28,923
Operating expenses:
Selling and marketing	(11,896)	(12,009)
General and administrative	(7,026)	(6,996)
Research and development	(10,859)	(10,802)
Total operating expenses	(29,781)	(29,807)
Operating loss	(12,537)	(884)

Other income and expenses:
Interest income	941	328
Interest expense	(1,289)	(1,478)
Other (expense)/income, net	(84)	318
Investment loss	-	(100)
Gain from fair value change of long-term investments	175	556
Loss before income tax and loss from equity method investments	(12,794)	(1,260)
Income tax expenses	-	(117)
Loss before loss from equity method investments	(12,794)	(1,377)
Net loss from equity method investments	(465)	(239)
Net loss	(13,259)	(1,616)
Less: Net loss attributable to noncontrolling interest	(8)	-
Net loss attributable to Zepp Health Corporation	(13,251)	(1,616)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.05)	(0.01)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.82)	(0.10)

Weighted average number of shares used in computing basic and diluted net loss per share	258,386,436	253,097,491

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2024	2025
	US$	US$
Total operating expenses	(29,781)	(29,807)
Share-based compensation expenses	638	765
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	568	481
Total adjusted operating expenses	(28,575)	(28,561)

Operating loss	(12,537)	(884)
Share-based compensation expenses	638	765
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	568	481
Adjusted operating (loss)/income	(11,331)	362

Net loss	(13,259)	(1,616)
Share-based compensation expenses	638	765
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	568	481
Gain from fair value change of long-term investments	(175)	(556)
Loss from equity method investments	465	239
Investment loss	-	100
Income tax expenses	-	117
Interest income	(941)	(328)
Interest expense	1,289	1,478
Adjusted EBIT[4]	(11,415)	680

Net loss attributable to Zepp Health Corporation	(13,251)	(1,616)
Share-based compensation expenses	638	765
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	568	481
Gain from fair value change of long-term investments	(175)	(556)
Loss from equity method investments	465	239
Investment loss	-	100
Tax effects on non-GAAP adjustments	(92)	(82)
Adjusted net loss attributable to Zepp Health Corporation	(11,847)	(669)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation[5]	(0.05)	(0.00)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(0.73)	(0.04)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	258,386,436	253,097,491

Share-based compensation expenses included are follows:
Selling and marketing	31	86
General and administrative	340	529
Research and development	267	150
Total	638	765

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) investment income/(loss), (vii) income tax (benefit)/ expense, and (viii) interest income and interest expense.

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investments, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) investment income/(loss) and (vii) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2024	2025
	US$	US$
Revenues	123,061	173,732
Cost of revenues	(74,756)	(108,957)
Gross profit	48,305	64,775
Operating expenses:
Selling and marketing	(33,220)	(37,900)
General and administrative	(18,299)	(17,898)
Research and development	(35,098)	(34,336)
Total operating expenses	(86,617)	(90,134)
Operating loss	(38,312)	(25,359)

Other income and expenses:
Interest income	2,901	1,204
Interest expense	(4,105)	(4,081)
Other income, net	111	378
Investment loss	-	(100)
Gain from fair value change of long-term investments	1,978	434
Loss before income tax and loss from equity method investments	(37,427)	(27,524)
Income tax expenses	(119)	(469)
Loss before loss from equity method investments	(37,546)	(27,993)
Net loss from equity method investments	(1,361)	(1,104)
Net loss	(38,907)	(29,097)
Less: Net loss attributable to noncontrolling interest	(50)	-
Net loss attributable to Zepp Health Corporation	(38,857)	(29,097)

Basic and diluted net loss per share attributable to Zepp Health Corporation	(0.15)	(0.11)

Basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(2.40)	(1.83)

Weighted average number of shares used in computing basic and diluted net loss per share	259,433,512	254,405,624

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2024	2025
	US$	US$
Total operating expenses	(86,617)	(90,134)
Share-based compensation expenses	3,827	1,836
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,700	1,827
Total adjusted operating expenses	(81,090)	(86,471)

Operating loss	(38,312)	(25,359)
Share-based compensation expenses	3,827	1,836
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,700	1,827
Adjusted operating loss	(32,785)	(21,696)

Net loss	(38,907)	(29,097)
Share-based compensation expenses	3,827	1,836
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,700	1,827
Gain from fair value change of long-term investments	(1,978)	(434)
Loss from equity method investments	1,361	1,104
Investment loss	-	100
Income tax expenses	119	469
Interest income	(2,901)	(1,204)
Interest expense	4,105	4,081
Adjusted EBIT	(32,674)	(21,318)

Net loss attributable to Zepp Health Corporation	(38,857)	(29,097)
Share-based compensation expenses	3,827	1,836
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	1,700	1,827
Gain from fair value change of long-term investments	(1,978)	(434)
Loss from equity method investments	1,361	1,104
Investment loss	-	100
Tax effects on non-GAAP adjustments	(274)	(301)
Adjusted net loss attributable to Zepp Health Corporation	(34,221)	(24,965)

Adjusted basic and diluted net loss per share attributable to Zepp Health Corporation	(0.13)	(0.10)

Adjusted basic and diluted net loss per ADS (16 ordinary shares equal to 1 ADS)	(2.11)	(1.57)

Weighted average number of shares used in computing adjusted basic and diluted net loss per share	259,433,512	254,405,624

Share-based compensation expenses included are follows:
Selling and marketing	368	131
General and administrative	1,812	1,104
Research and development	1,647	601
Total	3,827	1,836